
05009708


HINDALCO
ADITYA BIRLA GROUP

82-3428

SUPPL

Date: 7th July, 2005.

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street
MUMBAI - 400 001.
(Stock Code: -500440)
Fax No. 272 2037/272 3121/2722041

Kind Attn:- Mr. Sanjay Golecha, Dy. Gen. Manager

Dear Sir,

Re: Meeting of the Board of Directors of Hindalco Industries Limited (the "Company") to be held on July 12, 2005
&
Notice to the Stock Exchange pursuant to the terms of the Listing Agreement

We wish to inform you that a meeting of the Board of Directors of Hindalco Industries Limited (the "**Company**") has been convened on July 12, 2005 to consider, inter alia, the proposal of sub-division of the equity shares of the Company from 1 share of the face value of Rs. 10 each into 10 equity shares of the face value of Re. 1 each.

The above matter is subject to the approval of the shareholders of the Company. This is for your information. We shall inform you of the decision of the Board after conclusion of the meeting.

Thanking you

Yours faithfully
For Hindalco Industries Limited

Anil Malik
Company Secretary.

cc.to:- **Securities and Exchange Commission**
Attn:- International Corporate Finance
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

TELE: 001 202 55/3450/2800